UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K



(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996


[   ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number       0-23574

A.	Full title of the plan and the address of the plan, if
different from that of the issuer named below:


PETCO ANIMAL SUPPLIES 401(K) PLAN


B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Petco Animal Supplies, Inc.
9125 Rehco Road
San Diego, CA  92121






















PETCO ANIMAL SUPPLIES 401(k) PLAN

Financial Statements

December 31, 1996 and 1995

(With Independent Auditors' Report Thereon)



PETCO ANIMAL SUPPLIES 401(k) PLAN




Table of Contents



	Page

Independent Auditors' Report	1

FINANCIAL STATEMENTS
	Statement of Net Assets Available for Benefits
		with Fund Information as of December 31, 1996 	2

	Statement of Net Assets Available for Benefits
		with Fund Information as of December 31, 1995 	3

	Statement of Changes in Net Assets Available for Benefits
		with Fund Information for the year ended December 31, 1996 	4

	Statement of Changes in Net Assets Available for Benefits
		with Fund Information for the year ended December 31, 1995 	5

	Notes to Financial Statements 	6

SUPPLEMENTAL SCHEDULES
	Schedule I - Line 27a - Schedule of Assets Held
		for Investment Purposes 	11

	Schedule II - Line 27d - Schedule of Reportable Transactions 	12



INDEPENDENT AUDITORS' REPORT
The Administrative Committee
Petco Animal Supplies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Petco Animal Supplies 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




San Diego, California
June 16, 1997


PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 1996


                                                               Participant Directed

                           Prudential
                          Governmental                                                                Prudential
                           Securities                                              Prudential           Advisor   Putnam
                             Trust                                      Prudential   Global             Equity     OTC
                             Money    Prudential Prudential Prudential  Government   Natural   Petco   Portfolio Emerging
                             Market     Utility    Equity   Allocation    Income    Resources  Common   Growth    Growth
        Assets               Fund        Fund       Fund       Fund        Fund       Fund     Stock     Fund      Fund

Investments, at fair
 value:
  Mutual funds             $      -     351,144    616,892     274,668     61,001    52,650        -    23,391    30,312
  Common stock                    -           -          -           -          -         -   41,725         -         -
  Money market funds         73,475           -          -           -          -         -        -         -         -
  Participant loans               -           -          -           -          -         -        -         -         -

                             73,475     351,144    616,892     274,668     61,001    52,650   41,725    23,391    30,312

Contributions receivable:
 Employee                         -           -          -           -          -         -        -	         -         -
 Employer                     1,097       3,585      6,417       1,646        549       549    1,829     1,647     1,466

   Total assets              74,572     354,729    623,309     276,314     61,550    53,199   43,554    25,038    31,778

       Liabilities

Excess contributions
 due to participants
 (note 5)                       173       1,670      5,808       1,573          2       609      130       427       591

  Net assets available
   for benefits           $  74,399     353,059    617,501     274,741     61,548    52,590   43,424    24,611    31,187


                                      Nonparticipant
                                        Directed


                           Prudential  Prudential
                            Special    Government
                             Money       Money
                             Market      Market     Loans to
                             Fund B      Fund      Participants    Total

Investments, at fair
 value:
  Mutual funds             $      -           -              -   1,410,058
  Common stock                    -           -              -      41,725
  Money market funds              9          10              -      73,494
  Participant loans               -           -         17,200      17,200

                                  9          10         17,200   1,542,477

Contributions receivable:
 Employee                         -           -              -           -
 Employer                         -           -              -      18,785

   Total assets                   9          10         17,200   1,561,262

       Liabilities

Excess contributions
 due to participants
 (note 5)                         -           -              -      10,983

  Net assets available
   for benefits           $       9          10         17,200   1,550,279

See accompanying notes to financial statements.


PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 1995

                                                       Participant Directed
                           Prudential
                          Governmental
                           Securities                                              Prudential         Prudential
                             Trust                                      Prudential   Global            Special
                             Money    Prudential Prudential Prudential  Government  Natural    Petco    Money
                            Market      Utility    Equity   Allocation    Income    Resources  Common   Market
        Assets               Fund        Fund       Fund      Fund         Fund       Fund     Stock    Fund B   Total

Investments, at
 fair value:
  Mutual funds             $      -     213,174    363,311     184,603     36,893  13,999          -         -   811,980
  Common stock                    -           -          -           -          -       -      5,412         -     5,412
  Money market funds         46,728           -          -           -          -       -          -    23,436    70,164

                             46,728     213,174    363,311     184,603     36,893  13,999      5,412    23,436   887,556

Employee contributions
 receivable                     670       2,640      5,349       3,711        954     701        252         -    14,277

Net assets available
 for benefits              $ 47,398     215,814    368,660     188,314     37,847  14,700      5,664    23,436   901,833

See accompanying notes to financial statements.


PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 1996


                                                                      Participant Directed
                           Prudential
                          Governmental                                                                Prudential
                           Securities                                              Prudential          Advisor    Putnam
                             Trust                                      Prudential   Global             Equity     OTC
                             Money    Prudential Prudential  Prudential Government   Natural   Petco   Portfolio Emerging
                             Market     Utility    Equity    Allocation   Income    Resources  Common   Growth    Growth
                              Fund       Fund       Fund       Fund        Fund       Fund     Stock     Fund      Fund

Additions to net
 assets attributed to:
   Investment income:
   Net appreciation
     (depreciation) in
     fair value of
     investments           $     (11)    28,011    19,970        (794)     (1,724)     1,222   (8,611)     121    (2,810)
   Interest                    2,842          -         -           -           -          -        -        -         -
   Dividends                       -     30,411    62,592       26,537      2,979      5,345        -      536     1,766
   Less investment
     expenses                      -          -       (29)           -          -          -        -        -         -

                               2,831     58,422    82,533       25,743      1,255      6,567   (8,611)     657    (1,044)

Contributions:
   Employee                   40,371     75,021   173,061	      72,698      22,208     24,278   41,470   18,286    21,782
   Employer                    5,604     13,773    27,605       9,602       2,477      1,819    6,543    3,806     3,435

      Total additions         48,806    147,216   283,199     108,043      25,940     32,664   39,402   22,749    24,173

Deductions from net
 assets attributed to:
   Benefits paid to
     participants             (3,193)   (18,810)  (38,538)    (16,128)     (2,239)    (3,149)  (1,642)    (110)      (67)
   Loans issued              (11,600)         -    (5,600)          -           -          -        -        -         -

Net increase prior to
 interfund transfers          34,013    128,406   239,061      91,915      23,701     29,515   37,760   22,639    24,106

Interfund transfers           (7,012)     8,839     9,780      (5,488)          -      8,375        -    1,972     7,081

      Net increase            27,001    137,245   248,841      86,427      23,701     37,890   37,760   24,611    31,187

Net assets available
 for benefits:
   Beginning of year          47,398    215,814   368,660     188,314      37,847     14,700    5,664        -         -

   End of year             $  74,399    353,059   617,501     274,741      61,548     52,590   43,424   24,611    31,187

                                         Nonparticpant
                                           Directed


                            Prudential  Prudential
                             Special    Government
                              Money       Money
                              Market      Market     Loans to
                              Fund B      Fund     Participants    Total

Additions to net
 assets attributed to:
   Investment income:
   Net appreciation
     (depreciation) in
     fair value of
     investments           $       -         -               -     35,374
   Interest                      111         -               -      2,953
   Dividends                       -         -               -    130,166
   Less investment
     expenses                      -         -               -        (29)

                                 111         -               -    168,464

Contributions:
   Employee                        9        10               -    489,194
   Employer                        -         -               -     74,664

      Total additions            120        10               -    732,322

Deductions from net
 assets attributed to:
   Benefits paid to
     participants                  -         -               -    (83,876)
   Loans issued                    -         -          17,200          -

Net increase prior to
 interfund transfers             120        10          17,200    648,446

Interfund transfers          (23,547)        -               -          -

      Net increase           (23,427)       10          17,200    648,446

Net assets available
 for benefits:
   Beginning of year          23,436         -               -    901,833

   End of year             $       9        10          17,200  1,550,279

See accompanying notes to financial statements.


PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 1995

                                                                        Participant Directed
                             Prudential
                            Governmental
                             Securities                                             Prudential          Prudential
                               Trust                                     Prudential   Global            Special
                               Money   Prudential  Prudential Prudential Government   Natural   Petco    Money
                               Market    Utility     Equity   Allocation   Income    Resources  Common   Market
                               Fund       Fund       Fund       Fund       Fund        Fund     Stock    Fund B     Total

Additions to net assets
 attributed to:
   Investment income:
   Net appreciation in
     fair value of
     investments             $      -    32,968      62,423    16,458       3,470      1,029       967        -  117,315
   Interest                     2,264         -           -         -           -          -         -    1,220    3,484
   Dividends                        -     8,470      17,328    14,021       1,873        738         -        -   42,430
   Less investment expenses         -      (208)       (110)     (172)        (12)         -         -        -     (502)


                                2,264    41,230      79,641    30,307       5,331      1,767       967    1,220  162,727

Employee contributions         16,356    44,409      84,437    49,520      10,204     10,012     5,168        -  220,106

       Total additions         18,620    85,639     164,078    79,827      15,535     11,779     6,135    1,220  382,833

Deductions from net assets
 attributed to benefits
 paid to participants          (6,077)  (24,138)    (31,602)  (29,817)    (11,146)    (1,090)        -        - (103,870)

Net increase prior to
 interfund transfers           12,543    61,501     132,476    50,010       4,389     10,689     6,135    1,220  278,963

Interfund transfers               143      (949)        871       136           -        270      (471)       -        -

       Net increase            12,686    60,552     133,347    50,146       4,389     10,959     5,664    1,220  278,963

Net assets available for
 benefits:
   Beginning of year           34,712   155,262     235,313   138,168      33,458      3,741         -   22,216  622,870

   End of year               $ 47,398   215,814     368,660   188,314      37,847     14,700     5,664   23,436  901,833

See accompanying notes to financial statements.


PETCO ANIMAL SUPPLIES 401(k) PLAN

Notes to Financial Statements

December 31, 1996 and 1995


(1)	Description of Plan
The following description of the Petco Animal Supplies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.
General
The Plan was established on January 1, 1992, and amended on January 1, 1994, and is a defined contribution plan available to all eligible employees of Petco Animal Supplies, Inc. (the "Company"). Prudential Bank and Trust Company is the Plan trustee and custodian of the Plan's assets.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain investment and administrative expenses of the Plan are paid directly by the Company. All employees who are at least 21 years of age and have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the Plan. The Plan entry dates are on the first day of a calendar quarter coinciding with or following the date employees satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions
Each Plan year participants may elect to make a pre-tax contribution to the Plan ranging from 1% to 15% of their gross salary. The Company, as plan sponsor, may make discretionary matching contributions on the participants' behalf to the Plan and additional discretionary contributions. Additional discretionary contributions are allocated to participants in proportion to their compensation as a percentage of the compensation of all participants. Contributions are subject to certain limitations. All employer contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age sixty-five, retirement due to disability, death or termination of the Plan. For the Plan year ended December 31, 1996, the Company made a discretionary matching contribution of $74,664. The Company did not make a contribution to the Plan for the Plan year ended December 31, 1995.


Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's discretionary contributions, (b) fund earnings and (c) forfeitures. Allocations are based upon the participant's pro rata share of the beginning of the month's investment account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
The Plan provides for participant-directed accounts which allow participants to allocate their account balance among the following investment funds:
Name of Mutual Fund            Type of Investment

Prudential Governmental        Invests in a diversified
Securities Trust Money         portfolio of short-term money
Market Fund                    market instruments issued by the
                               U.S. government or its agencies.

Prudential Utility Fund        Invests in equity and debt
                               securities of utility companies.

Prudential Equity Fund         Invests in a portfolio of common
                               stocks of major, well-established
                               corporations.

Prudential Allocation Fund     Invests in equities, bonds and
                               money market securities.

Prudential Government          Invests at least 65% of the total
Income Fund                    fund assets in U.S. government
                               securities.

Prudential Global Natural      Invests in securities of foreign
Resources Fund                 and domestic companies that own,
                               explore, mine, process or provide
                               goods and services with respect to
                               natural resources and securities.

Petco Common Stock             Company common stock quoted on the
                               NASDAQ national market.

Fidelity Advisor Equity        Invests in growth stocks of
Portfolio Growth Fund          small, medium, and large companies
                               that demonstrate the potential for
                               above average earnings or sales
                               growth.

Putnam OTC Emerging            Invests in securities of
Growth Fund                    companies with market
                               capitalizations between $50 million
                               and $2 billion that have a rapid
                               growth rate and a dominant industry
                               position.

The Plan also holds non-participant directed accounts which are invested in the following investment funds:

Prudential Special Money       Invests in a diversified
Market Fund B                  portfolio of U.S. dollar-
                               denominated money market
                               instruments from domestic and
                               foreign issuers.

Prudential Government          Invests in diversified portfolio
Money Market Fund              of U.S. dollar-denominated money
                               market instruments from the U.S.
                               government.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant's vested account balance is paid in a lump-sum distribution or as an annuity. The Plan also provides for hardship withdrawals subject to U.S. Department of Labor regulations.
In-Service Withdrawals
While the Plan is designed to be a retirement income supplement, it provides flexibility for participants greater than 59-1/2 years of age in cases where funds are needed prior to retirement. Accordingly, employees may withdraw funds before retirement up to the maximum vested account balance adjusted for amounts attributable to before tax contributions, as outlined in the Plan. Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age sixty-five, retirement due to disability, death or termination of the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund, using the same allocation method as contributions. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate established by the Plan's administrator plus 1%. The prime rate at December 31, 1996 was 8.25%. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest, calculated using the effective interest method, are paid monthly or semi-monthly through payroll deductions.


Forfeitures
Forfeitures are allocated to participant accounts in the Plan year in which a participant terminates service. The allocation of forfeitures is based on the ratio between a participant's salary and total salaries of all participants as defined in the Plan document. Such allocation is made only to participants in the Plan as of the last day of the fiscal year.
Administrative Costs
Certain costs and expenses related to the administration of the Plan are paid by the Company.
(2)	Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented using the accrual method of accounting and have been prepared in accordance with generally accepted accounting principles. Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is determined by the quoted market price of the investments at the Plan's year-end. Investment purchases and sales are recorded on the trade date. Net appreciation or depreciation in the fair value of investments is based on the change in the fair value of investments as of the beginning of the year and the fair value of investments at the end of the year. Interest income is recorded on the accrual basis.
Use of Estimates
The Company has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(3)	Tax Status
The adopted Plan document is a standardized profit sharing plan developed by the trustee. The Company has received a favorable determination letter dated July 31, 1995 regarding tax exempt status under the provisions of the Internal Revenue Code. The Plan has been amended since the determination letter has been received. However, the Company and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.
(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
(5)	Excess Contributions Returned to Participants
The Plan initially failed to meet certain nondiscrimination tests for the year ended December 31, 1996 and $10,983 was returned to certain participants in order to meet the nondiscrimination test. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 1996. There were no excess contributions as of December 31, 1995.


Schedule I

PETCO ANIMAL SUPPLIES 401(k) PLAN

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1996


                         Description                           Current
   Issuer                of investment               Cost       value

Prudential *    Governmental Securities
                Trust Money Market Fund        $    73,474     73,475

Prudential *    Utility Fund                       312,712    351,144

Prudential *    Equity Fund                        544,160    616,892

Prudential *    Allocation Fund                    271,290    274,668

Prudential *    Government Income Fund              61,427     61,001

Prudential *    Global Natural Resources Fund       51,063     52,650

Petco *         Petco Common Stock                  49,462     41,725

Fidelity        Advisor Equity Portfolio
                Growth Fund                         23,263     23,391

Putnam          OTC Emerging Growth Fund            33,110     30,312

Prudential *    Special Money Market Fund B              9          9

Prudential *    Government Money Market Fund            10         10

Loans to
Participants *  Interest rate of 9.25%                   -     17,200

Total investments                              $ 1,419,980	  1,542,477

*	Party-in-interest



Schedule II

PETCO ANIMAL SUPPLIES 401(k) PLAN

Line 27d - Schedule of Reportable Transactions

For the year ended December 31, 1996

                                                        Current
                                                       value of
                                               Cost of asset on
 Identity                   Purchase Selling    asset transaction  Net
 of party   Description       price   price     sold     date     gain
 involved     of asset         (1)     (1)       (1)      (1)

Prudential  Utility Fund  $ 172,173        -       -   172,173	      -
                                  -  142,761	 129,528	 142,761	 13,233


Prudential  Equity Fund     502,097        -        -  502,097       -
                                  -  291,404  235,492  291,404  55,912

Prudential  Allocation
            Fund            148,709        -        -  148,709       -
                                  -   67,862   63,860   67,862   4,002

Prudential  Government
            Money Market
            Fund             48,556        -        -   48,556       -

Petco       Common Stock     46,569        -        -   46,569       -




(1)	Represents a series of transactions









SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.


June 30, 1997

                             PETCO Animal Supplies 401(k) Plan


                             BY:  Plan Administrative Committee

                             /s/Brian K. Devine
                             Brian K. Devine



                             /s/Richard St. Peter
                             Richard St. Peter


                             /s/Larry Asselin
                             Larry Asselin



                             /s/William M. Woodard
                             William M. Woodard



                             /s/James M. Myers
                             James M. Myers



                             /s/Bruce Hall
                             Bruce Hall














The Board of Directors
Petco Animal Supplies, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-95352) on Form S-8 of Petco Animal Supplies, Inc. of our report dated June 16, 1997, relating to the statements of net assets available for benefits of the Petco Animal Supplies 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996 annual report on Form 11-K of Petco Animal Supplies, Inc.





San Diego, California
June 29, 1997